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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2002

                        Commission File Number 000-29103


                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                               5 Yishun Street 23
                                Singapore 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F   X   Form 40-F
                   -----           -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes       No   X
             -----    -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    ST ASSEMBLY TEST SERVICES LTD
                                    By:



                                    /s/ Tan Lay Koon
                                    -------------------------------------------
                                    Name  : Tan Lay Koon
                                    Title : President & Chief Executive Officer
                                    Date  : 17 September, 2002

                      ST ASSEMBLY TEST SERVICES LTD (STATS)

    Notice of Director's Or Officer's Change in Interest in STATS Securities



Name of Director or Officer             : Tan Lay Koon
                                         ---------------------------------------

Date of notice to STATS                 : 16 September 2002
                                         ---------------------------------------

Date of change of shareholding          : 16 September 2002
                                         ---------------------------------------

Name of registered holder               : Tan Lay Koon
                                         ---------------------------------------

Circumstances giving rise to change     : Purchase
                                         ---------------------------------------

Number of shares of the change          : 50,000
                                         ---------------------------------------

Percentage of issued share capital*     : 0.01%
                                         ---------------------------------------

Consideration per share                 : S$0.97
                                         ---------------------------------------


--------------------------------------------------------------------------------
SUMMARY TABLE                              BEFORE CHANGE         AFTER CHANGE
--------------------------------------------------------------------------------
Number of shares                              13,000**              63,000**
--------------------------------------------------------------------------------
Percentage of issued share capital*                0%                 0.01%
--------------------------------------------------------------------------------

*    Based on 992,095,275 ordinary shares of par value S$0.25 as of 2 September
     2002.

**   Inclusive of 3,000 shares held in wife's name.


Information declared by:-



/s/ Tan Lay Koon
------------------------------------
Name: Tan Lay Koon

Designation: Director, President &
             Chief Executive Officer

Date: 16 September 2002

                      ST ASSEMBLY TEST SERVICES LTD (STATS)

    Notice of Director's Or Officer's Change in Interest in STATS Securities


Name of Director or Officer             : Poh Heng
                                         ---------------------------------------

Date of notice to STATS                 : 16 September 2002
                                         ---------------------------------------

Date of change of shareholding          : 13 September 2002
                                         ---------------------------------------

Name of registered holder               : Poh Heng
                                         ---------------------------------------

Circumstances giving rise to change     : Purchase of share
                                         ---------------------------------------

Number of shares of the change          : 10,000
                                         ---------------------------------------

Percentage of issued share capital*     : 0%
                                         ---------------------------------------

Consideration per share                 : S$0.985
                                         ---------------------------------------


--------------------------------------------------------------------------------
SUMMARY TABLE                              BEFORE CHANGE         AFTER CHANGE
--------------------------------------------------------------------------------
Number of shares                              11,000                21,000
--------------------------------------------------------------------------------
Percentage of issued share capital*                0%                 0.01%
--------------------------------------------------------------------------------

*    Based on 992,095,275 ordinary shares of par value S$0.25 as of 2 September
     2002.


Information declared by:-


/s/ Poh Heng
-------------------------------------------
Name: Poh Heng

Designation: Acting Chief Financial Officer

Date: 16 September 2002

                      ST ASSEMBLY TEST SERVICES LTD (STATS)

    Notice of Director's Or Officer's Change in Interest in STATS Securities


Name of Director or Officer             : Ng Tiong Gee
                                         ---------------------------------------

Date of notice to STATS                 : 16 September 2002
                                         ---------------------------------------

Date of change of shareholding          : 13 September 2002
                                         ---------------------------------------

Name of registered holder               : Ng Tiong Gee
                                         ---------------------------------------

Circumstances giving rise to change     : Purchase of share
                                         ---------------------------------------

Number of shares of the change          : 10,000
                                         ---------------------------------------

Percentage of issued share capital*     : 0%
                                         ---------------------------------------

Consideration per share                 : S$0.98
                                         ---------------------------------------


--------------------------------------------------------------------------------
SUMMARY TABLE                              BEFORE CHANGE         AFTER CHANGE
--------------------------------------------------------------------------------
Number of shares                                 0                  10,000
--------------------------------------------------------------------------------
Percentage of issued share capital*              0%                      0%
--------------------------------------------------------------------------------

*    Based on 992,095,275 ordinary shares of par value S$0.25 as of 2 September
     2002.


Information declared by:-


/s/ Ng Tiong Gee
--------------------------------------
Name: Ng Tiong Gee

Designation: Chief Information Officer

Date: 16 September 2002